Filed Pursuant to Rule 253(g)(2)

File No.  024-10840

MOGULREIT I, LLC

SUPPLEMENT NO. 7 DATED SEPTEMBER 27, 2019

TO THE OFFERING CIRCULAR DATED APRIL 26, 2019

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated April 26, 2019,  as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on April 26, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Announce the declaration of distributions; and
•	Update our asset acquisitions.

Declaration of Distributions

On August  30, 2019, our Manager authorized a daily cash distribution of $0.0021391781 per share of the Company’s common stock to shareholders as of the close of business on each day of the period commencing on September 1, 2019 and ending on September  30, 2019 (the “Distribution Period”). The distribution will be payable to the shareholders of record as of the close of business on each day of the Distribution Period. The Manager expects that the distributions will be paid on or about October 15, 2019.

This distribution equates to approximately 8.00% on an annualized basis assuming a $9.76 per share net asset value, and approximately 7.81% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning September 1, 2019 and ending September  30, 2019. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Asset Acquisitions

The following information supplements the section of our Offering Circular captioned “Plan of Operation”:

Potential Investments

The Hamptons Apartments – Virginia Beach, Virginia

There is a reasonable probability that we may acquire an approximately $10,500,000 joint-venture limited partnership equity investment (the “Equity Investment”) for the acquisition and renovation of The Hamptons Apartments (the ''Property''), a Class C, garden-style apartment community in Virginia Beach, a resort city on the coast of Virginia. If we complete the acquisition of the Equity Investment, the Equity Investment will be funded in two tranches – an initial investment of approximately $9,200,000, which will be funded at acquisition, and an additional investment of approximately $1,300,000 after closing, for additional capital improvements.

RM Adviser, our Manager and a wholly-owned subsidiary of Realty Mogul, Co., will sponsor this transaction. RM Adviser plans to implement a value-add strategy by renovating units that become available due to normal tenant turnover, and re-leasing the renovated units at a higher rental rate. This strategy assumes a renovation budget of $3,791,592, or $17,885/unit, and assumes that all 212 units will be renovated over 48 months or less (approximately 4.4 units/month). As of August 2019, the Property was 91% occupied. The Property is located in between downtown Norfolk and the coastline of Virginia Beach. The amenities will include a fitness center, pool, central air, picnic area, outdoor lounge area, leasing office, playground, community laundry, and a clubhouse.

The acquisition of the Equity Investment is subject to various conditions. No assurances can be given that we will acquire the Equity Investment.

Acquisition of Northside at John’s Creek – Suwanee, GA

As previously disclosed, on June 20, 2017, we acquired a $1,500,000 junior participation loan (the “Northside B-Note”) related to the refinancing of a 52,090 square-foot Class A medical building located at 3890 Johns Creek Parkway in Suwanee, Georgia.  On July 1, 2019, the senior participating lender executed a loan extension, extending the term to September 1, 2019.

On August 30, 2019, the Northside B-Note was paid off in full in the amount of $1,533,020, which included (i) $1,500,000 in outstanding principal plus $17,500 in accrued interest through August 30, 2019 and (ii) an exit fee of $15,520.  The exit fee was paid to an affiliate of our Manager.